EXHIBIT 99.2

BASIS OF PRESENTATION

This Management Discussion and Analysis covers our interim consolidated financial statements for the three and nine months ended September 30, 2010. As well, it provides an update to our Management Discussion and Analysis for the year ended December 31, 2009. The information below should be read in conjunction with the Consolidated Financial Statements for the three and nine months ended September 30, 2010. Our consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). The effect of significant differences between Canadian and U.S. GAAP has been disclosed in note 22 to the Consolidated Financial Statements for the year ended December 31, 2009. Unless the context otherwise requires, all references to “Ballard”, “the Company”, “we”, “us” and “our” refer to Ballard Power Systems Inc. and its subsidiaries.  This discussion and analysis is dated October 27, 2010.

All amounts in this report are in U.S. dollars, unless otherwise stated.

FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that are based on the beliefs of management and reflect our current expectations as contemplated under the safe harbor provisions of Section 21E of the United States Securities Exchange Act of 1934, as amended.  Such statements include, but are not limited to, statements with respect to our objectives, goals and outlook including our estimated revenue, cash flow from operations and EBITDA (see Non-GAAP Measures) contained in our “Outlook”, as well as statements with respect to our beliefs, plans, objectives, expectations, anticipations, estimates and intentions. Words such as "estimate", "project", "believe", "anticipate", "intend", "expect", "plan", "predict", "may", "should", "will", the negatives of these words or other variations thereof and comparable terminology are intended to identify forward-looking statements.  These statements are not guarantees of future performance and involve assumptions, risks and uncertainties that are difficult to predict.

In particular, these forward-looking statements are based on certain factors and assumptions disclosed in our “Outlook” as well as specific assumptions relating to our expectations with respect to the generation of new sales, producing, delivering and selling the expected product volumes at the expected prices, and controlling our costs. They are also based on a variety of general factors and assumptions including, but not limited to, our expectations regarding product development efforts, manufacturing capacity, product pricing, market demand, and the availability and prices of raw materials, labour and supplies.  These assumptions have been derived from information available to the Company including information obtained by the Company from third parties. These assumptions may prove to be incorrect in whole or in part. In addition, actual results may differ materially from those expressed, implied, or forecasted in such forward-looking statements. Factors that could cause our actual results or outcomes to differ materially from the results expressed, implied or forecasted in such forward-looking statements include, but are not limited to: the condition of the global economy; the rate of mass adoption of our products; changes in product pricing; changes in our customers' requirements, the competitive environment and related market conditions; product development delays; changes in the availability or price of raw materials, labour and supplies; our ability to attract and retain business partners, suppliers, employees and customers; changing environmental regulations; our access to funding and our ability to provide the capital required for product development, operations and marketing efforts; our ability to protect our intellectual property; the magnitude of the rate of change of the Canadian dollar versus the U.S. dollar; and the general assumption that none of the risks identified in the Risks and Uncertainties section of this report or in our most recent Annual Information Form will materialize. Readers should not place undue reliance on Ballard's forward-looking statements.

The forward-looking statements contained in this document speak only as of the date of this Management Discussion and Analysis. Except as required by applicable legislation, Ballard does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this Management Discussion and Analysis, including the occurrence of unanticipated events.

BUSINESS OVERVIEW

Ballard is a clean energy growth company. We are recognized as a world leader in proton exchange membrane (“PEM”) fuel cell development and commercialization.  Our principal business is the design, development, manufacture, sale and service of fuel cell products for a variety of applications, focusing on motive power (material handling and buses) and stationary power (backup power, supplemental power, and distributed generation).

Over the past five years, we have refined the Company’s business strategy to establish a sharp focus on what we believe to be key growth opportunities with near-term commercial prospects in our core fuel cell markets. To support this strategy, we have focused on bolstering our cash reserves to strengthen our capability to execute on our clean energy growth priorities.

We report our results in the following reporting units:

1.  Fuel Cell Products (core segment): fuel cell products and services for motive power (material handling and bus markets) and stationary power (backup power, supplemental power, and distributed generation markets);

2.  Contract Automotive (supporting segment): contract manufacturing of light-duty automotive fuel cell products and testing and engineering services provided primarily for AFCC, Daimler and Ford.

3.  Material Products (supporting segment): carbon friction material products primarily for automotive applications and gas diffusion layer (“GDL”) material for fuel cell products.

On January 18, 2010, we acquired a controlling interest (the “Acquisition”) in Denmark-based Dantherm Power A/S (“Dantherm Power”), partnering with co-investors Dantherm A/S and Danfoss A/S.

In exchange for an initial investment of 15.0 million Danish Kroner, or approximately $2.9 million, we obtained a 45% interest in Dantherm Power including the right to nominate a majority of the members of the Board of Directors. Through our ability to elect a majority of the members of the Dantherm Power board, who have the power to determine the strategic operating, investing and financing policies of Dantherm Power, we held effective control over Dantherm Power as of the date of the initial investment. As a result, all assets, liabilities and results of operations of Dantherm Power are consolidated and have been included in our Consolidated Financial Statements for the three and nine months ended September 30, 2010. Non-Ballard ownership interests in Dantherm Power are shown as non-controlling interests.

On August 31, 2010 we, together with the minority shareholders Dantherm A/S and Danfoss A/S completed the second tranche of our agreed upon investment in Dantherm Power. In accordance with the terms of the initial acquisition agreement, of the total second tranche investment of 20.0 million Danish Kroner, we made our required investment of 15.0 million Danish Kroner, or approximately $2.6 million, and in return received an additional 7% interest in Dantherm Power, resulting in our now holding a 52% total equity interest. Dantherm Power is focused on the development and production of commercially viable fuel cell-based backup power systems for use in IT and telecom network base stations. Dantherm Power’s results are reported in our core Fuel Cell Products segment.

In March 2010, we completed a sale and leaseback agreement with Madison Pacific Properties Inc. (“Madison”) whereby we sold our head office building in Burnaby, British Columbia in return for gross cash proceeds of $20.4 million (Canadian $20.8 million). We then leased this property back from Madison for an initial 15-year term plus two renewal options. On the closing of this transaction, we recorded a deferred gain of $9.5 million which will be recognized to income on a straight-line basis over the term of the 15-year lease. Due to the long term nature of the lease, the leaseback of the building qualifies as a capital lease. As a result, we have recorded assets under capital lease of $12.2 million, and a corresponding obligation under capital lease, representing the net present value of the minimum lease payments at the inception of the lease.

In December 2009, we completed an agreement with a financial institution to monetize our rights under a Share Purchase Agreement with Ford relating to our 19.9% equity investment in AFCC for an initial cash payment of $37 million and a contingent payment of $7.5 million. The contingent payment of $7.5 million was due upon maturation of the Share Purchase Agreement in 2013, and was contingent on the financial institution’s rights in the transaction remaining unsubordinated. Due to the contingent nature of the potential $7.5 million receipt in 2013, this receipt has not been accrued in our consolidated financial statements as at December 31, 2009.  On July 9, 2010, we completed an agreement with the financial institution to extinguish this contingent payment for an immediate cash payment of $5.0 million resulting in a gain of $4.8 million in our third quarter of 2010 results.

FINANCIAL OVERVIEW – Three months ended September 30, 2010

Revenue

Our revenues for the third quarter of 2010 increased 83%, or $7.5 million, to $16.5 million, compared to $9.0 million for the third quarter of 2009. Increases in our Fuel Cell Products segment of $5.1 million combined with increases in our Contract Automotive segment of $1.3 million and increases in our Material Products segment of $1.0 million.

In our core Fuel Cell Products business segment, third quarter of 2010 revenues improved 178%, or $5.1 million, to $8.0 million compared to the third quarter of 2009 as sales increased in all of our markets. Fuel cell bus market revenues increased significantly primarily as a result of increased shipments to Daimler AG whereas material handling market revenues improved due to increased shipments to support Plug Power Inc.’s GenDrive™ systems. In our backup power market, revenues increased due to higher shipments to IdaTech, LLC, combined with the acquisition, and subsequent consolidation, of Dantherm Power’s operating results, and by work performed on the FirstEnergy distributed power generator project.

In our supporting Contract Automotive and Material Products business segments, third quarter 2010 revenues increased 38%, or $2.3 million, to $8.5 million compared to the third quarter of 2009. Improvements in our Contract Automotive segment of $1.3 million resulted from increased shipments of light duty automotive products in support of Daimler AG’s Highway 2/3 programs. Improvements in our Material Products segment of $1.0 million represents increased volumes of carbon friction material products related to the recovery in the U.S. automotive sector in 2010 as compared to 2009.

EBITDA

(Expressed in thousands of U.S. dollars)	Three months ended September 30,
EBITDA	2010	2009	$	Change
Net loss attributable to Ballard Power Systems Inc.	$(5,610)	$(11,352)		$5,742
Depreciation and amortization	1,197	1,706		(509)
Interest expense	249	-		249
Income taxes	-	-		-
EBITDA attributable to Ballard Power Systems Inc.	$(4,164)	$(9,646)		$5,482

EBITDA attributable to Ballard Power Systems Inc.	$(4,164)	$(9,646)		$5,482
EBITDA attributable to controlling interest in Dantherm Power	$(845)	$-		$845
EBITDA attributable to Ballard Power Systems Inc., excluding Dantherm Power	$(3,319)	$(9,646)		$6,327

EBITDA (see Non-GAAP Measures) for the third quarter of 2010 improved by $5.5 million, to ($4.2) million, compared to ($9.6) million in the third quarter of 2009. EBITDA, excluding the impact related to our controlling ownership interest in Dantherm Power of ($0.8) million, improved $6.3 million to ($3.3) million.

EBITDA in the third quarter of 2010 was positively impacted by the $4.8 million gain on the extinguishment of the contingent payment related to the 2009 monetization of the Share Purchase Agreement with Ford and was negatively impacted by investment losses of $0.9 million due primarily to foreign exchange losses on our net monetary assets. EBITDA in the third quarter of 2009 was negatively impacted by restructuring and related charges of $4.8 million and was positively impacted by investment and other income of $1.9 million due primarily to foreign exchange gains on our net monetary assets combined with investment returns in excess of interest costs on a now curtailed defined benefit pension plan. Excluding the impact of Dantherm Power, the cash gain in 2010, restructuring and related charges in 2009, and investment and other income (losses), EBITDA was relatively flat at ($7.2) million in the third quarter of 2010, compared to ($6.7) million in the third quarter of 2009. Improvements in gross margins in 2010 due to increased revenues were offset by a slight increase in operating expenses as a result of the negative effects in 2010 of a 5% stronger Canadian dollar, relative to the U.S. dollar.

(Expressed in thousands of U.S. dollars)	Three months ended September 30,
Net loss	2010	2009	$	Change
Net loss attributable to Ballard Power Systems Inc.	$(5,610)	$(11,352)		$5,742
Net loss attributable to controlling interest in Dantherm Power	(924)	-		924
Net loss attributable to Ballard Power Systems Inc., excluding Dantherm Power	$(4,686)	$(11,352)		$6,666

Net loss

Net loss attributable to Ballard for the third quarter of 2010 improved by $5.7 million, to ($5.6) million, or ($0.07) per share, compared to a net loss of ($11.4) million, or ($0.14) per share, in the third quarter of 2009. Net loss in the third quarter of 2010 includes the negative impact of our controlling interest in Dantherm Power of $0.9 million and the positive impact of the above noted cash gain of $4.8 million, whereas net loss for the third quarter of 2009 includes the negative impact of restructuring and related expenses of $4.8 million relating to a 20% workforce reduction initiated in August 2009.

Cash used in operating activities

(Expressed in thousands of U.S. dollars)	Three months ended September 30,
Cash used in operating activities	2010	2009	$	Change
Cash used in operating activities	$(4,752)	$(4,605)		(147)
Cash used in operating activities attributable to Dantherm Power	$(1,585)	$-		(1,585)
Cash used in operating activities, excluding Dantherm Power	$(3,167)	$(4,605)		$1,438

Cash used in operating activities in the third quarter of 2010 increased by ($0.1) million to ($4.8) million, compared to ($4.6) million in the third quarter of 2009.

Cash used in operating activities, excluding the negative impact of Dantherm Power of ($1.6) million, improved by $1.4 million to ($3.2) million.

The reduced cash used in operating activities in the third quarter of 2010 of $1.4 million, excluding the results of Dantherm Power, was driven by lower cash operating losses of $2.5 million as a result of higher gross margins and lower cash operating expenses, partially offset by lower working capital improvements of $1.1 million primarily as a result of the timing of customer collections. Cash used in operating activities in the third quarter of 2009 also includes the negative cash impact of restructuring and related expense payments of $1.6 million relating to a 20% workforce reduction initiated in August 2009.

The cash used in operating activities of Dantherm Power of ($1.6) million in the third quarter of 2010 has improved from ($2.0) million used in the second quarter of 2010 and ($2.8) million used in the first quarter of 2010. In order to reduce potential future funding requirements, Dantherm Power initiated cost reduction efforts in the third quarter of 2010 including a 25% workforce reduction (8 positions).

FINANCIAL OVERVIEW – Nine months ended September 30, 2010

Revenue

Our revenues for the nine months ended September 30, 2010 increased 45%, or $13.7 million, to $43.9 million, compared to $30.2 million for the corresponding period of 2009. Increases in our Fuel Cell Products segment of $3.0 million combined with increases in our Contract Automotive segment of $3.2 million and increases in our Material Products segment of $7.6 million.

In our core Fuel Cell Products business segment, first three quarters of 2010 revenues increased 18%, or $3.0 million, to $19.4 million compared to the first three quarters of 2009. Significantly higher material handling revenues as a result of increased shipments to support Plug Power Inc.’s GenDrive™ systems and increased sales in our backup power market to IdaTech, LLC were partially offset by slightly lower fuel cell bus revenues and slightly lower backup power revenues as a result of less work performed on the FirstEnergy distributed power generator project in 2010, as compared to 2009. Revenues in 2010 were also positively impacted by the consolidation of Dantherm Power’s operating results which contributed $1.5 million of revenue.

In our supporting Contract Automotive and Material Products business segments, the first three quarters of 2010 revenues increased 78%, or $10.7 million, to $24.5 million compared to the first three quarters of 2009. Improvements in our Contract Automotive segment of $3.2 million resulted from increased shipments of light duty automotive products in support of Daimler AG’s Highway 2/3 programs partially offset by lower automotive testing and engineering services provided to AFCC. Improvements in our Material Products segment of $7.6 million represents increased volumes of carbon friction material products related to the recovery in the U.S. automotive sector in 2010 as compared to 2009.

EBITDA

(Expressed in thousands of U.S. dollars)	Nine months ended September 30,
EBITDA	2010	2009	$	Change
Net loss attributable to Ballard Power Systems Inc.	$(26,506)	$(28,892)		$2,386
Depreciation and amortization	3,841	5,434		(1,593)
Interest expense	654	-		654
Income taxes	3	-		3
EBITDA attributable to Ballard Power Systems Inc.	$(22,008)	$(23,458)		$1,450

EBITDA attributable to Ballard Power Systems Inc.	$(22,008)	$(23,458)		$1,450
EBITDA attributable to controlling interest in Dantherm Power	$(2,803)	$-		$2,803
EBITDA attributable to Ballard Power Systems Inc., excluding Dantherm Power	$(19,205)	$(23,458)		$4,253

EBITDA (see Non-GAAP Measures) for the nine months ended September 30, 2010 improved by $1.5 million, to ($22.0) million, compared to ($23.5) million, in the corresponding period of 2009. EBITDA, excluding the impact related to our controlling ownership interest in Dantherm Power of ($2.8) million, improved $4.3 million to ($19.2) million.

EBITDA in the first three quarters of 2010 was positively impacted by the $4.8 million gain on the extinguishment of the contingent payment related to the 2009 monetization of the Share Purchase Agreement with Ford and was negatively impacted by investment losses of $1.0 million due primarily to foreign exchange losses on our net monetary assets. EBITDA in the first three quarters of 2009 was negatively impacted by restructuring and related charges of $6.2 million and was positively impacted by a net gain on discontinuance of operations in EBARA BALLARD of $7.9 million and positively impacted by investment and other income of $3.5 million due primarily to foreign exchange gains on our net monetary assets combined with investment returns in excess of interest costs on a now curtailed defined benefit pension plan. Excluding the impact of Dantherm Power, the cash gain in 2010, restructuring and related charges in 2009, the non-cash gain in 2009, and investment and other income (losses), EBITDA improved by $5.7 million to ($23.0) million in the first three quarters of 2010, compared to ($28.7) million in the first three quarters of 2009. The $5.7 million improvement was driven by lower operating expenses of $5.2 million and higher gross margins as a result of increased sales. The $5.2 million, or 15%, reduction in operating expenses was primarily a result of our 2009 workforce reduction and cost optimization initiatives which were partially offset by the negative effects in 2010 of an 11% stronger Canadian dollar, relative to the U.S. dollar.

(Expressed in thousands of U.S. dollars)	Nine months ended September 30,
Net loss	2010	2009	$	Change
Net loss attributable to Ballard Power Systems Inc.	$(26,506)	$(28,892)		$2,386
Net loss attributable to controlling interest in Dantherm Power	(3,031)	-		3,031
Net loss attributable to Ballard Power Systems Inc., excluding Dantherm Power	$(23,475)	$(28,892)		$5,417

Net loss

Net loss attributable to Ballard for the nine months ended September 30, 2010 improved by $2.4 million, to ($26.5) million, or ($0.32) per share, compared to ($28.9) million, or ($0.35) per share, in the corresponding period of 2009.

Net loss in 2010 includes the negative impact of our controlling interest in Dantherm Power of $3.0 million and the positive impact of the above noted cash gain of $4.8 million, whereas net loss for 2009 includes the negative impact of restructuring and related expenses of $6.2 million relating to a 20% workforce reduction initiated in August 2009 and a 7% workforce reduction initiated in March 2009, and a non-cash gain of $10.8 million related to our decision to discontinue operations in EBARA Ballard Corporation (“EBARA BALLARD”) on May 24, 2009. EBARA BALLARD was a joint venture with EBARA Corporation (“Ebara”) focused on the development, manufacture, sale, and servicing of stationary power systems for the residential cogeneration market in Japan.

Cash used in operating activities

(Expressed in thousands of U.S. dollars)	Nine months ended September 30,
Cash used in operating activities	2010	2009	$	Change
Cash used in operating activities	$(31,106)	$(28,540)		(2,566)
Cash used in operating activities attributable to Dantherm Power	$(6,315)	$-		(6,315)
Cash used in operating activities, excluding Dantherm Power	$(24,791)	$(28,540)		$3,749

Cash used in operating activities in the nine months ended September 30, 2010 increased by ($2.6) million to ($31.1) million, compared to ($28.5) million for the corresponding period of 2009. Cash used in operating activities, excluding the negative impact of Dantherm Power of ($6.3) million, improved by $3.8 million to ($24.8) million.

The reduced cash used in operating activities in 2010 of $3.8 million, excluding the results of Dantherm Power, was driven by lower cash operating losses of $9.0 million as a result of lower operating expenses and higher gross margins, partially offset by increased working capital requirements of $5.2 million primarily as a result of the continued buildup of inventory in 2010 to support expected shipments in the last quarter of the year and into 2011.

The cash used in operating activities of Dantherm Power of ($6.3) million in the nine months ended September 30, 2010 was driven by costs of development work on the new 5kW direct hydrogen backup system. In order to reduce potential future funding requirements, Dantherm Power initiated cost reduction efforts in the third quarter of 2010 including a 25% workforce reduction (8 positions).

CRITICAL ACCOUNTING POLICIES, ESTIMATES AND JUDGMENT APPLIED

Our consolidated financial statements are prepared in accordance with Canadian GAAP, which require us to apply judgment when making estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, the reported amounts of revenues and expenses of the reporting period, as well as disclosures made in the accompanying notes to the financial statements. The estimates and associated assumptions are based on past experience and other factors that are considered relevant. Actual results could differ from these estimates. The following are our most critical accounting estimates, which are those that require management’s most challenging, subjective and complex judgments, requiring the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. The application of these and other accounting policies are described more fully in note 1 to the 2009 annual consolidated financial statements.

REVENUE RECOGNITION

Revenues are generated primarily from product sales and services in our core Fuel Cell Products and supporting Contract Automotive and Material Products segments. We have also historically earned revenues by providing engineering development services in our core Fuel Cell Products and supporting Contract Automotive segments. Product revenues are derived primarily from standard equipment and material sales contracts and from long-term fixed price contracts. Service revenues are derived primarily from cost-plus reimbursable contracts. Engineering development revenues are derived primarily from long-term fixed price contracts.

On standard equipment and material sales contracts, revenues are recorded when the product is shipped to the customer, the risks of ownership are transferred to the customer, the price is fixed and determinable, and collection is reasonably assured. Provisions are made at the time of sale for warranties. Revenue recognition for standard equipment and material sales contracts does not usually involve significant estimates.

On cost-plus reimbursable contracts, revenues are recognized as costs are incurred, and include applicable fees earned as services are provided. Revenue recognition for cost-plus reimbursable contracts does not usually involve significant estimates.

On long-term fixed price contracts, revenues are recorded on the percentage-of-completion basis over the duration of the contract, which consists of recognizing revenue on a given contract proportionately with its percentage of completion at any given time. The percentage of completion is determined by dividing the cumulative costs incurred as at the balance sheet date by the sum of incurred and anticipated costs for completing a contract.

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The determination of anticipated costs for completing a contract is based on estimates that can be affected by a variety of factors such as variances in the timeline to completion, the cost of materials, the availability and cost of labour, as well as productivity.

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The determination of potential revenues includes the contractually agreed amount and may be adjusted based on the estimate of our attainment on achieving certain defined contractual milestones. Management’s judgment is required in determining the probability that the revenue will be received and in determining the measurement of that amount.

Estimates used to determine revenues and costs of long-term fixed price contracts involve uncertainties that ultimately depend on the outcome of future events and are periodically revised as projects progress. There is a risk that a customer may ultimately disagree with our assessment of the progress achieved against milestones or that our estimates of the work required to complete a contract may change. The cumulative effect of changes to anticipated revenues and anticipated costs for completing a contract are recognized in the period in which the revisions are identified. In the event that the anticipated costs exceed the anticipated revenues on a contract, such loss is recognized in its entirety in the period it becomes known.

During the three and nine months ended September 30, 2010 and 2009, there were no material adjustments to revenues relating to revenue recognized in a prior period.

ASSET IMPAIRMENT

Asset impairment incorporates an evaluation of our goodwill as well as our long-lived assets for impairment.

Goodwill is subject to at least an annual assessment of impairment by applying a fair value based test at the reporting unit level. An impairment loss is recognized to the extent that the carrying amount of goodwill for each reporting unit exceeds its estimated fair market value. The fair market values of the reporting units are derived from certain valuation models, which may consider various factors such as normalized and estimated future earnings, price earnings multiples, terminal values and discount rates. All factors used in the valuation models are based on management’s estimates and are subject to uncertainties and judgments. Changes in any of these estimates could affect the fair value of the reporting units and, consequently, the value of the reported goodwill. We perform the annual review of goodwill as at December 31 of each year, more often if events or changes in circumstances indicate that it might be impaired. Based on the impairment test performed as at December 31, 2009 and our assessment of current events and circumstances, we have concluded that no goodwill impairment test was required for the three and nine months ended September 30, 2010.

In addition, we review our long-lived assets, which include intangible assets, and property, plant and equipment, for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. To determine whether impairment exists, we compare the estimated undiscounted future cash flows that are projected to be generated by those assets to their respective carrying value. If the undiscounted future cash flows are lower than the carrying value, then the assets are written down to fair market value and an impairment loss is recognized. Estimated undiscounted cash flows reflect management’s estimates, and changes in those estimates could affect the carrying amount of the long-lived assets. During the three and nine months ended September 30, 2010, we have concluded that there were no circumstances which required us to test for impairment of our long-lived assets.

WARRANTY PROVISION

A provision for warranty costs is recorded on product sales at the time of shipment.  In establishing the accrued warranty liabilities, we estimate the likelihood that products sold will experience warranty claims and the cost to resolve claims received. In making such determinations, we use estimates based on the nature of the contract and past and projected experience with the products. Should these estimates prove to be incorrect, we may incur costs different from those provided for in our warranty provisions. During the three and nine months ended September, 2010, we recorded provisions to accrued warranty liabilities of $0.6 million and $1.6 million, respectively, for new product sales, compared to $0.1 million and $2.0 million, respectively, for the three and nine months ended September, 2009.

We review our warranty assumptions and make adjustments to accrued warranty liabilities quarterly based on the latest information available and to reflect the expiry of contractual obligations. Adjustments to accrued warranty liabilities are recorded in cost of product and service revenues. As a result of these reviews and the resulting adjustments, our warranty provision and cost of revenues were adjusted downwards by a net amount of $0.4 million and $0.1 million, respectively for the three and nine months ended September 30, 2010, and adjusted downwards by a net amount of $0.2 million and $0.5 million, respectively, for the three and nine months ended September 30, 2009.

INVENTORY PROVISION

In determining the lower of cost and net realizable value of our inventory and establishing the appropriate provision for inventory obsolescence, we estimate the likelihood that inventory carrying values will be affected by changes in market pricing or demand for our products and by changes in technology or design which could make inventory on hand obsolete or recoverable at less than cost. We perform regular reviews to assess the impact of changes in technology and design, sales trends and other changes on the carrying value of inventory. Where we determine that such changes have occurred and will have a negative impact on the value of inventory on hand, appropriate provisions are made. If there is a subsequent increase in the value of inventory on hand, reversals of previous write-downs to net realizable value are made. Unforeseen changes in these factors could result in additional inventory provisions, or reversals of previous provisions, being required. During the three and nine months ended September 30, 2010, inventory provisions of $0.4 million and $0.8 million, respectively, were recorded as a charge to cost of product and service revenues, compared to $0.2 million and $0.4 million, respectively, for the three and nine months ended September 30, 2009.

INVESTMENTS

We have made strategic investments in other companies or partnerships that are developing technology with potential fuel cell applications. Each of these investments is either accounted for by the equity method or carried at cost, depending on whether or not we have the ability to exercise significant influence over the company or partnership. We regularly review such investments and should circumstances indicate that an impairment of value has occurred that is other than temporary, we would record this impairment in the earnings of the current period. Given that these entities are in the development stage, there is significant judgment required in determining whether impairment has occurred in the value of these investments. During the three and nine months ended September 30, 2010 and 2009, no write-downs of our investments were recorded. During the nine months ended September 30, 2009, we recorded a gain of $10.8 million representing the reversal of historic equity losses in excess of our net investment in EBARA BALLARD as a result of the announcement of the discontinuance of operations in EBARA BALLARD.

INCOME TAXES

We use the liability method of accounting for income taxes. Under this method, future income tax assets and liabilities arise from temporary differences between the tax bases of assets and liabilities and their carrying amounts reported in the financial statements. Future income tax assets also reflect the benefit of unutilized tax losses than can be carried forward to reduce income taxes in future years. Such method requires the exercise of significant judgment in determining whether or not our future tax assets are “more likely than not” to be recovered from future taxable income and therefore, can be recognized in the consolidated financial statements. Also estimates are required to determine the expected timing upon which tax assets will be realized and upon which tax liabilities will be settled, and the enacted or substantially enacted tax rates that will apply at such time.

NEW ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS

Convergence with International Financial Reporting Standards

In February 2008, Canada’s Accounting Standards Board (“AcSB”) confirmed its strategy of replacing Canadian GAAP with International Financial Reporting Standards (“IFRS”) for Canadian publicly accountable enterprises. IFRS is issued by the International Accounting Standards Board (“IASB”). IFRS will be effective for our interim and annual financial statements effective January 1, 2011. The conversion to IFRS will impact our accounting policies, information technology and data systems, internal controls over financial reporting, and financial statement presentation and disclosure. The transition may also impact our business processes and operations, including such areas as contractual arrangements and compensation arrangements.

We commenced our IFRS conversion project in 2008 and have established a conversion plan and an IFRS project team. We have identified the standards that have an impact on our financial statements, business processes, key performance measures and information systems. We have presented and discussed the following major identified differences with the Audit Committee of our Board of Directors:

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Property, Plant and Equipment (“PP&E”): We have chosen to use the cost method under IFRS and will review annually depreciation methods and useful lives. We have identified all significant components of PP&E and have determined that our current asset categories and estimated useful lives under Canadian GAAP are reflective of the asset components and useful lives as determined under IFRS. We have not identified any assets meeting the investment property criteria under IAS 40: Investment Property.

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Impairment of Assets: Our annual impairment testing methodology will change as we will be testing at the cash-generating unit (“CGU”) level, rather than the reporting unit level. Goodwill is allocated to and tested in conjunction with its related CGU or group of CGU’s with the recoverable amount determined as the higher of Fair Value less cost to sell and the Value-in-Use (i.e. discounted cash-flow). Impairment loss will be recognized when a CGU’s carrying amount exceeds its recoverable amount with any impairment loss first allocated to goodwill and then pro-rata to the remaining assets in the CGU, if applicable. We have not identified any indications of expected impairment to PP&E, Goodwill or Intangible Assets on the date of transition to IFRS, being January 1, 2010.

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Business Combinations that occurred prior to January 1, 2010 will remain unchanged, subject to the requirements of appendix C of IFRS 1 First Time Adoption of IFRS. From January 1, 2010 onwards we intend to account for all business combinations in line with IFRS 3 Business Combinations for our IFRS financial reporting. Given that we adopted Canadian CICA Handbook Section 1582 as of January 1, 2010 which is substantially converged with IFRS 3, we do not expect any difference relating to the acquisition of Dantherm Power.

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Leases will be assessed for classification as operating or finance leases under IAS 17 Leases. Our preliminary assessment has not indicated any change to the classification of our leases currently recorded as operating or capital leases. Under IAS 17, gains or losses on a sale and leaseback transaction that results in an operating lease may be recognized immediately, instead of being deferred and amortized over the term of the lease. As a result, our preliminary assessment is that the gain on the land component of our 2010 sale and leaseback of our head office building of $3.3 million will be recognized immediately under IFRS, instead of being deferred and amortized over the term of the leaseback under Canadian GAAP.

•
Share Based Payments: Each installment of option and restricted share unit (“RSU”) awards will be treated as a separate option or RSU grant, and the fair value of each installment will be amortized over each installment’s vesting period instead of recognizing the entire award on a straight-line basis over the term of the grant.

•
Decommissioning Liabilities: Asset retirement obligations under Canadian GAAP will be reassessed as decommissioning liabilities under IAS 37.  Our preliminary assessment has not indicated any change to the classification of our asset retirement obligations under IFRS; however the amount of these decommissioning liabilities is expected to increase under IFRS as a result of the application of a lower discount rate than under Canadian GAAP.

The following IFRS 1 exemptions from retrospective application are available to us and may be used on transition to IFRS:

•
Business Combinations: At the date of transition to IFRS on January 1, 2010, we will apply IFRS 3 prospectively and use the exemption in IFRS to treat prior business combinations in a manner consistent with Canadian GAAP.

•
Share Based Payments: We have not elected to apply IFRS 2: Share Based Payments to options granted before November 7, 2002 and options that were granted after November 7, 2002 which were vested at January 1, 2010.

•	Cumulative Translation Differences: We will “reset” cumulative translation differences accumulated as at the date of transition to zero.

During the third quarter of 2010, we substantially completed the preparation of our opening balance sheet as at January 1, 2010, under IFRS, including work performed by our advisors. As a result, we have determined that the impact to our retained earnings is expected to be limited to the following areas:

•	Decommissioning liabilities revaluation using a lower discount rate;

•	Share based payment revaluation of separate installments; and

•	Cumulative translation differences accumulated at the date of transition.

As the IASB will continue to issue new accounting standards during our conversion period, the final impact of IFRS on the presentation of our financial position and results of operations and our financial statement disclosure will only be measured once the IFRS applicable at our conversion date are known. In particular, we are closely monitoring the IASB’s projects on: leases; provisions; financial statement presentation – presentation of items of other comprehensive income; financial instruments – classification and measurement; revenue recognition; and the annual improvements process.

As the new accounting policies under IFRS are finalized, a review of the integrity of our internal control over financial reporting and disclosure controls and procedures will be completed. At this time, we believe that our current framework of internal control over financial reporting is sufficiently robust to incorporate the changes to the financial reporting processes. We have identified areas where additional controls may be implemented in 2010 and 2011 to mitigate risk of material misstatement for our transition to IFRS financial reporting. We will investigate these further and implement as appropriate during the run-up to January 1, and March 31, 2011.

We have conducted training sessions targeted to various levels of our organization. We also plan to continue to provide training to other key employees.

We will monitor the impact of the IFRS transition on our information systems. Our accounting system will be adjusted on an ongoing basis to accommodate the additional requirements of IFRS.

We continue to consider the impact of conversion on our business processes and operations. Business processes and operations include contractual arrangements and compensation arrangements. At present, we predict minimal impact of the conversion project on our business processes and operations.

Our transition plans relating to IFRS are on schedule, and a timetable for developing the opening balance sheet and comparative information for the 2011 financial reporting is mapped out for 2010 and the first quarter of 2011.

RESULTS OF OPERATIONS

Revenues for the three months ended September 30, 2010 were $16.5 million, an increase of $7.5 million, or 83%, from the corresponding period of 2009 due to increases in our Fuel Cell Products segment of $5.1 million combined with increases in our Contract Automotive segment of $1.3 million and increases in our Material Products segment of $1.0 million.

Revenues for the nine months ended September 30, 2010 were $43.9 million, an increase of $13.7 million, or 45%, from the corresponding period of 2009 due to increases in our Fuel Cell Products segment of $3.0 million combined with increases in our Contract Automotive segment of $3.2 million and increases in our Material Products segment of $7.6 million.

The following table provides a breakdown of our revenues and gross margins for the reported periods:

(Expressed in thousands of U.S. dollars)	Three months ended September 30,
	2010	2009	$ Change	% Change
Fuel Cell Products	$8,034	$2.889	$5,145	178%
Contract Automotive	3,256	1,924	1,331	69%
Material Products	5,239	4,233	1,005	24%
Revenues	16,528	9,047	7,482	83%
Cost of goods sold	14,563	7,728	6,835	88%
Gross Margin	$1,965	$1,319	$647	n/a
Gross Margin %	12%	15%	n/a	(3%)

(Expressed in thousands of U.S. dollars)	Nine months ended September 30,
	2010	2009	$ Change	% Change
Fuel Cell Products	$19,448	$16,454	$2,994	18%
Contract Automotive	7,870	4,685	3,185	68%
Material Products	16,619	9,067	7,551	83%
Revenues	43,936	30,206	13,730	45%
Cost of goods sold	38,831	26,636	12,195	46%
Gross Margin	$5,105	$3,570	$1,535	n/a
Gross Margin %	12%	12%	n/a	-%

Fuel Cell Products revenues for the three months ended September 30, 2010 increased $5.1 million, or 178%, compared to the corresponding period in 2009. Increases in fuel cell bus market revenues as a result of increased shipments to Daimler AG and other European customers, increases in material handling market revenues as a result of higher shipments to support Plug Power Inc.’s GenDrive™ systems, combined with increases in backup power market revenues as a result of increased shipments of hydrogen-based units to IdaTech, LLC, the acquisition, and subsequent consolidation, of Dantherm Power’s operating results, and by work performed on the FirstEnergy distributed power generator project.

Fuel Cell Products revenues for the nine months ended September 30, 2010 increased $3.0 million, or 18%, respectively, compared to the corresponding period in 2009. Fuel cell bus market revenues are down slightly in 2010 as new shipments to Daimler AG, Sunline Transit Agency and Advanced Public Transportation System bv are lower than 2009 shipments for the B.C. Transit 2010 Olympic ($6.0 million) and Transport of London fuel cell bus programs. This slight decline was offset by significant increases in material handling market revenues as a result of higher shipments to support Plug Power Inc.’s GenDrive™ systems. Backup power market revenues were relatively consistent period over period as increases as a result of higher shipments of hydrogen-based units to IdaTech, LLC and the acquisition, and subsequent consolidation, of Dantherm Power’s operating results were offset by less work performed on the FirstEnergy distributed power generator project in 2010, as compared to 2009.

The following table provides a summary of our fuel cell stack shipments for the reported periods:

	Three months ended September 30,			Nine months ended September 30,
	2010	2009	% Change	2010	2009	% Change
Material handling	211	61	246%	755	80	844%
Backup power	401	215	87%	1,010	816	24%
Contract automotive, bus and other	71	12	492%	130	29	348%
Fuel Cell Stack Shipments	683	288	137%	1,895	925	105%

Contract Automotive product and service revenues for the three and nine months ended September 30, 2010 increased $1.3 million, or 69%, and $3.2 million, or

68%, respectively, compared to the corresponding periods in 2009. Increases in contract manufacturing of FCvelocity 1100 fuel cell products for Daimler AG’s Hyway 2/3 programs more than offset lower automotive service revenues derived primarily from testing and engineering services provided to AFCC.

Material Products revenues for the three and nine months ended September 30, 2010 increased $1.0 million, or 24%, and $7.6 million, or 83%, respectively, compared to the corresponding periods in 2009. Significant increases in carbon friction material volumes as a result of the recovery of the U.S. automotive sector combined with increased shipments of fuel cell GDL products drove the increase.

Cost of goods sold for the three months ended September 30, 2010 were $14.6 million, an increase of $6.8 million, or 88%, compared to the corresponding period of 2009. Cost of product and service revenues for the nine months ended September 30, 2010 were $38.8 million, an increase of $12.2 million, or 46%, compared to the corresponding period of 2009. The 88% increase in the third quarter of 2010 is reflective of the 83% increase in revenues for that period. The 46% increase in the first three quarters of 2010 is reflective of the 45% increase in revenues for that period.

Gross margins increased to $2.0 million, or 12% of revenues, for the third quarter of 2010 compared to $1.3 million, or 15% of revenues, for the third quarter of 2009. The increase in gross margin is primarily as a result of increased shipments of fuel cell bus units and light-duty automotive products combined with improved margins on our backup power products.

Gross margins increased to $5.1 million, or 12% of revenues, for the first nine months of 2010 compared to $3.6 million, or 12% of revenues, for the first six months of 2009. The increase in gross margin is primarily a result of increased shipments of carbon fiber products and light-duty automotive products combined with improved margins on our backup power products. These improvements were partially offset by declines in fuel cell bus shipments and higher unabsorbed manufacturing overhead as a result of an overall shift in product mix towards smaller units in the year.

(Expressed in thousands of U.S. dollars)				Three months ended September 30,
	2010 Ballard	2010 Dantherm Power	Total 2010	Total 2009	Ballard $ Change	Ballard % Change	Total $ Change	Total % Change
Research and Product Development	$4,833	$646	$5,479	$4,833	$-	-	$646	13%
General and Administration	2,646	568	3,214	2,269	$377	17%	945	42%
Sales and Marketing	1,874	348	2,222	1,588	$286	18%	634	40%
Operating costs	9,353	1,562	10,915	8,690	$663	8%	2,225	26%
Restructuring and related Costs	55	230	285	4,830	$(4,775)	(99%)	(4,545)	(94%)
Acquisition Charges	4	-	4	-	$4	n/a	4	n/a
Depreciation and Amortization	779	155	934	1,033	$(254)	(30%)	(99)	(10%)
Operating expenses	$10,191	$1,947	$12,138	$14,553	$(4,362)	(30%)	$(2,415)	(17%)

(Expressed in thousands of U.S. dollars)				Nine months ended September 30,
	2010 Ballard	2010 Dantherm Power	Total 2010	Total 2009	Ballard $ Change	Ballard % Change	Total $ Change	Total % Change
Research and Product Development	$15,490	$3,983	$19,473	$21,133	$(5,643)	(27%)	$(1,660)	(8%)
General and Administration	8,061	1,363	9,424	7,998	$63	1%	1,426	18%
Sales and Marketing	5,660	644	6,304	5,289	$371	7%	1,015	19%
Operating costs	29,211	5,990	35,201	34,420	$(5,209)	(15%)	781	2%
Restructuring and related Costs	55	230	285	6,193	$(6,138)	(99%)	(5,908)	(95%)
Acquisition Charges	68	-	68	-	$68	n/a	68	n/a
Depreciation and Amortization	2,279	472	2,751	3,344	$(1,065)	(32%)	(593)	(18%)
Operating expenses	$31,613	$6,315	$38,305	$43,957	$(12,344)	(28%)	$(5,652)	(13%)

Research and product development expenses for the three months ended September 30, 2010 were $5.5 million, an increase of $0.6 million, or 13%, compared to the corresponding period of 2009. Excluding Dantherm Power’s expenses of $0.6 million, research and product development expense was consistent with 2009. Expense reductions in 2010 as a result of the narrowing of our research efforts and the aggressive pursuit of government funding for our programs was offset by the negative effects of a 5% stronger Canadian dollar relative to the U.S. dollar. Government research funding is reflected as a cost offset to research and product development expenses. In addition, cost savings in the third quarter of 2010 as compared to the third quarter of 2009 as a result of the 20% workforce reduction initiated in August 2009 were limited to the timing of the restructuring.

Research and product development expenses for the nine months ended September 30, 2010 were $19.5 million, a decrease of $1.7 million, or 8%, compared to the corresponding period of 2009. Excluding Dantherm Power’s expenses of $4.0 million, research and product development expense declined $5.6 million, or 27%. This reduction is due primarily to a 7% workforce reduction initiated in March 2009 and a 20% workforce reduction initiated in August 2009, partially offset by the negative effects of an 11% stronger Canadian dollar relative to the U.S. dollar.

General and administrative expenses for the three months ended September 30, 2010 were $3.2 million, an increase of $0.9 million, or 42%, compared to the corresponding period of 2009. Excluding Dantherm Power’s expenses of $0.6 million, general and administrative expense increased $0.4 million, or 17%. This increase is due to primarily to higher accounting advisory fees as a result of our upcoming convergence to IFRS.

General and administrative expenses for the nine months ended September 30, 2010 were $9.4 million, an increase of $1.4 million, or 18%, compared to the corresponding period of 2009. Excluding Dantherm Power’s expenses of $1.4 million, general and administrative expense increased $0.1 million, or 1%. Reductions due to the above noted workforce reductions initiated in 2009 were offset by an adjustment to reduce non-cash share compensation expense recorded in 2009 of $0.4 million, the negative effects of an 11% stronger Canadian dollar relative to the U.S. dollar, and increased accounting advisory fees as a result of our upcoming convergence to IFRS.

Sales and marketing expenses for the three months ended September 30, 2010 were $2.2 million, an increase of $0.6 million, or 40% compared to the corresponding period of 2009. Excluding Dantherm Power’s expenses of $0.3 million, sales and marketing expense increased $0.3 million, or 18%. This increase is due to increased investment in sales and marketing capacity in 2010 in support of commercial efforts.

Sales and marketing expenses for the nine months ended September 30, 2010 were $6.3 million, an increase of $1.0 million, or 19% compared to the corresponding period of 2009. Excluding Dantherm Power’s expenses of $0.6 million, sales and marketing expense increased $0.4 million, or 7%. This increase is due to increased investment in sales and marketing capacity in 2010 in support of commercial efforts combined with the negative effects of an 11% stronger Canadian dollar, relative to the U.S. dollar.

Restructuring and related expenses for the three and nine months ended September 30, 2010 were $0.3 million and relate to a 25% workforce reduction initiated at Dantherm Power in August 2010. Restructuring and related expenses for the three and nine months ended September 30, 2009 were $4.8 million and $6.2 million, respectively, and relate to the 20% workforce reduction initiated in August 2009 and the 7% workforce reduction initiated in March 2009.

Acquisition charges for the nine months ended September 30, 2010 were $0.1 million and relate to costs incurred in 2010 for the acquisition of Dantherm Power.

Depreciation and amortization expense for the three months ended September 30, 2010 was $0.9 million, a decrease of $0.1 million, or 10%, compared to the third quarter of 2009. Depreciation and amortization expense was $2.8 million for the nine months ended September 30, 2010, a decrease of $0.6 million, or 18% compared to the first three quarters of 2009. Depreciation and amortization expense declined in 2010 as increases as a result of the amortization of intangible assets acquired from Dantherm Power were more than offset by the impact of certain assets becoming fully depreciated or amortized in 2009. Acquired intangible assets are amortized on a straight-line basis over 5-years.

Investment and other income (loss) for the three months ended September 30, 2010 was ($0.9) million, compared to $1.9 million for the third quarter of 2009. Investment and other income (loss) for the nine months ended September 30, 2010 was ($1.0) million, compared to $3.5 million for the first three quarters of 2009. The following table provides a breakdown of our investment and other income (loss) for the reported periods:

(Expressed in thousands of U.S. dollars)	Three months ended September 30,
	2010	2009	$ Change	% Change
Investment return (loss) less interest cost on employee future benefit plans	$(125)	$640	$(765)	(120%)
Investment income	67	47	20	43%
Foreign exchange gain (loss)	(871)	1,025	(1,896)	(185%)
Other income	-	173	(173)	(100%)
Investment and other income (loss)	$(929)	$1,885	$(2,814)	(149%)

(Expressed in thousands of U.S. dollars)	Nine months ended September 30,
	2010	2009	$ Change	% Change
Investment return (loss) less interest cost on employee future benefit plans	$(375)	$667	$(1,042)	(156%)
Investment income	168	397	(229)	(58%)
Foreign exchange gain (loss)	(976)	1,973	(2,949)	(149%)
Other income	178	464	(286)	(62%)
Investment and other income (loss)	$(1,005)	$3,501	$(4,506)	(129%)

Investment return (loss) less interest cost on employee future benefit plans for the three and nine months ended September 30, 2010 were ($0.1) million and ($0.4) million, respectively, a decrease of $0.8 million and $1.0 million, respectively, compared to the corresponding periods of 2009. The decline in 2010, as compared to 2009, was primarily a result of reduced market returns in 2010 on our plan assets related to a curtailed defined benefit pension plan for our United States employees. We account for future employee benefits using the fair value method of accounting. As a result, employee future benefit plan assets and accrued benefit obligations are recorded at their fair values on each balance sheet date with the actual return on plan assets and any net actuarial gains or losses recognized immediately in the statement of operations. The fair values are determined directly by reference to quoted market prices. As a result of the curtailment effective December 31, 2009, there will be no additional current service cost related to this defined benefit pension plan as of the date of the curtailment.

Investment income for the three and nine months ended September 30, 2010 was $0.1 million and $0.2 million, respectively, compared to $0.1 million and $0.4 million, respectively, for the corresponding periods of 2009. The decline in 2010 was a result of lower cash balances. We classify our cash, cash equivalents and short-term investments as held-for-trading and measure these assets at fair value with changes in fair value recognized in income. The fair values are determined directly by reference to quoted market prices.

Foreign exchange gains and losses are attributable to the effect of the changes in the value of the Canadian dollar, relative to the U.S. dollar, on our Canadian dollar-denominated net monetary position. The foreign exchange loss in the three and nine months ended September 30, 2010 of $0.9 million and $1.0 million, respectively, resulted primarily from the impact of a strengthening Canadian dollar on our Canadian dollar-denominated net liability position. At September 30, 2010, our Canadian dollar-denominated liabilities (capital lease obligations, warranty obligations and accounts payable and accrued liabilities) exceeded our Canadian dollar-denominated assets (cash and short-term investments). The foreign exchange gain in the three and nine months ended September 30, 2009 of $1.0 million and $2.0 million, respectively, resulted primarily from the impact of a strengthening Canadian dollar on our Canadian dollar-denominated net asset position. At September 30, 2009, our Canadian dollar-denominated assets (cash and short-term investment) exceeded our Canadian dollar-denominated liabilities (warranty obligations and accounts payable and accrued liabilities). Compared to the U.S. dollar, the Canadian dollar strengthened to 1.03 at September 30, 2010 as compared to 1.06 at June 30, 2010, 1.07 at September 30, 2009 and 1.22 at December 31, 2008.

Interest expense for the three and nine months ended September 30, 2010 was $0.3 million and $0.7 million, respectively, and relates primarily to the sale and leaseback of our head office building in Burnaby, British Columbia. Due to the long term nature of the lease, the leaseback of the building qualifies as a capital lease.

Equity in income of associated companies for the nine months ended September 30, 2009 was $7.9 million. On the announcement of our decision in May 2009 to discontinue operations in EBARA BALLARD, the $10.8 million of historic recorded equity losses in EBARA BALLARD in excess of our net investment in EBARA BALLARD, was reversed to net income. This second quarter of 2009 non-cash gain was partially offset by the share of the losses of EBARA BALLARD of $2.9 million recorded in the first quarter of 2009 prior to the announcement of the discontinuance. EBARA BALLARD was formally dissolved in October 2009.

Net loss attributed to non-controlling interests for the three and nine months ended September 30, 2010 was $1.0 million and $3.6 million, respectively, and represent the non-controlling interest of Dantherm A/S and Danfoss A/S in the losses of Dantherm Power as a result of their 55% total equity interest from acquisition on January 18, 2010 to August 31, 2010 and their 48% total equity interest from September 1, 2010 to September 30, 2010.

CASH FLOWS, LIQUIDITY AND CAPITAL RESOURCES

CASH FLOWS

Cash, cash equivalents and short-term investments were $72.9 million as at September 30, 2010, compared to $82.2 million at the end of 2009. The decrease of $9.3 million in 2010 was driven by a net loss (excluding non-cash items) of $27.6 million, working capital outflows of $3.5 million primarily as a result of increased inventory investment, net capital expenditures of $3.0 million, and the payment of accrued costs related to the 2009 monetization of the AFCC Share Purchase Agreement of $1.4 million. These outflows were partially offset by net cash proceeds of $20.0 million from the sale and leaseback of our head office building in Burnaby, British Columbia and by the $4.8 million cash gain on the extinguishment of the contingent payment related to the above 2009 monetization of the AFCC Share Purchase Agreement. The above cash outflows in the first three quarters of 2010 include total net cash outflows by Dantherm Power of $6.1 million.

For the three months ended September 30, 2010, working capital requirements resulted in cash inflows of $4.2 million compared to inflows of $5.2 million for the third quarter of 2009. Working capital inflows in the third quarter of 2010 of $4.2 million were driven by increased accounts payable and accrued liabilities of $3.0 million due primarily to higher 2010 annual employee bonuses as compared to 2009 combined with higher payables to suppliers as a result of our increased inventory levels. Working capital outflows in the third quarter of 2010 as a result of increased inventory of $0.9 million due to the buildup of inventory to support expected future fuel cell shipments and by the draw down of deferred revenue of $0.7 million due primarily to amounts earned under the FirstEnergy distributed power generator program were offset by lower accounts receivable of $1.7 million due to the timing of collections of our product and service revenues. Working capital inflows for the third quarter of 2009 of $5.2 million were driven by lower accounts receivable of $5.1 million due primarily to the timing of collections of our fuel cell bus product and service revenues and higher accounts payable of $1.6 million due to the timing of payments and the accrual of restructuring and related costs. These working capital inflows in the third quarter of 2009 were partially offset by cash outflows from higher inventory expenditures of $1.2 million and the draw down of deferred revenue of $0.9 million due primarily to amounts earned under the First Energy distributed power generator program.

For the nine months ended September 30, 2010, working capital requirements resulted in cash outflows of $3.5 million compared to inflows of $2.0 million for the corresponding period of 2009. In the first three quarters of 2010, net cash outflows of $3.5 million were driven by higher inventory of $6.3 million due primarily to the buildup of inventory to support expected fuel cell shipments in the fourth quarter of 2010 and into 2011, combined with the draw down of deferred revenue of $1.1 million due primarily to amounts earned under the FirstEnergy distributed power generator program. These first three quarters of 2010 working capital outflows were partially offset by cash inflows from higher accrued warranty liabilities of $1.2 million due to increased product shipments, and by higher accounts payable and accrued liabilities of $2.0 million due primarily to higher 2010 annual employee bonuses as compared to 2009 combined with higher payables to suppliers as a result of our increased inventory levels. Working capital inflows for the first three quarters of 2009 of $2.0 million were driven by lower accounts receivable of $5.9 million due primarily to the timing of collections of our fuel cell bus product and service revenues, higher accrued warranty liabilities of $2.2 million due primarily to product shipments for the B.C. Transit 2010 Olympic fuel cell bus program, and higher accounts payable and accrued liabilities of $0.3 million as accrued restructuring and related expenses more than offset declines related to the payment of 2008 annual employee bonuses. These working capital inflows in the first three quarters of 2009 were partially offset by cash outflows from higher inventory expenditures of $2.7 million and the draw down of deferred revenue of $3.4 million due primarily to amounts earned under the First Energy distributed power generator program

Investing activities resulted in cash outflows of $6.4 million and cash inflows of $28.6 million for the three and nine months ended September 30, 2010, respectively, compared to cash inflows of $0.4 million and cash outflows of $3.4 million for the corresponding periods in 2009. Changes in short-term investments resulted in cash outflows of $9.7 million and cash inflows $7.0 million, respectively, for the three and nine month periods ended September 30, 2010. Changes in short-term investments resulted in cash inflows of $1.9 million and $8.3 million, respectively, for the three and nine month periods ended September 30, 2009. Balances changed between cash equivalents and short-term investments as we make investment decisions with regards to the term of investments and our future cash requirements.

Investing activities in the first three quarters of 2010 include net proceeds received on the closing of the head office building sale and leaseback transaction with Madison of $20.0 million, net proceeds of $4.8 million on the extinguishment of the contingent payment related to the 2009 monetization of the Share Purchase Agreement with Ford less the payment of accrued costs of $1.4 million related to the initial monetization which closed in December 2009, and net cash received of $1.3 million on the acquisition of Dantherm Power. On the date of acquisition of our controlling interest in Dantherm Power for $2.9 million, we acquired total cash and cash equivalents in Dantherm Power of $4.2 million, resulting in a net cash inflow of $1.3 million on acquisition. Net capital spending of $1.3 million and $3.0 million, respectively, for the three and nine month periods ended September 30, 2010, and $1.4 million and $6.4 million, respectively, for the three and nine month periods ended September 30, 2009, relates primarily to building production capacity. The cash flows used for other investing activities in the first three quarters of 2009 of $5.2 million include an investment in the now discontinued EBARA Ballard Corporation of $5.0 million.

Financing activities resulted in cash inflows of $0.7 million and $0.2 million, respectively, for the three and nine months ended September 30, 2010, compared to cash outflows of $0.1 million and $3.2 million for the corresponding periods in 2009. Financing activities in 2010 primarily represent the minority partner cash contribution to Dantherm Power for the second trance investment of 5.0 million Danish Kroner, or $0.9 million in August 2010 less capital lease payments as a result of the sale and leaseback agreement with Madison. Financing activities in 2009 primarily represent the payment of closing costs which were accrued at December 31, 2008 on the closing of the Arrangement with Superior Plus Income Fund.

At October 27, 2010, we had 84,131,375 common shares issued and outstanding and stock options to purchase 6,693,835 of our common shares outstanding.

LIQUIDITY AND CAPITAL RESOURCES

At September 30, 2010, we had cash, cash equivalents and short-term investments totaling $72.9 million. We will use our funds to meet net funding requirements for the development and commercialization of products in our target markets. This includes research and product development for fuel cells and material products, the purchase of equipment for our manufacturing and testing facilities, the further development of business systems and low-cost manufacturing processes and the further development of our sales and marketing, product distribution and service capabilities.

At this stage of our development, while we expect to be positioned for positive EBITDA performance during 2011, we may record net losses for at least the next few years as we continue to make significant investments in research and product and market development activities necessary to commercialize our products. Our actual funding requirements will vary based on the factors noted above, our relationships with our lead customers and strategic partners, our success in developing new channels to market and relationships with customers, our success in generating revenue growth from near-term product opportunities, our working capital requirements, foreign exchange fluctuations, and the progress and results of our research, development and demonstration programs.

Our financial strategy is to manage our cash resources with strong fiscal discipline, focus on markets with high product and service revenue growth potential, license technology in cases where it is advantageous to us, and access available government funding for research and development projects. Our current financing principle is to maintain cash balances sufficient to fund at least six quarters of operating cash consumption at all times. We believe that our current cash, cash equivalents and short-term investments are sufficient to meet our planned growth and development activities for the foreseeable future without the need to access public market financing. However, circumstances could change which would make it advantageous for us to access additional capital.

2010 OUTLOOK

We continue to expect revenues for 2010 to be more than 35% higher than our 2009 revenues of $46.7 million. Our revenue outlook for 2010 is based on our internal revenue forecast which reflects an assessment of overall business conditions and takes into account actual sales in the first three quarters of 2010, sales orders received for units and services to be delivered in 2010, and an estimate with respect to the generation of new sales in each of our markets. Our 2010 revenue outlook is also supported by our 12-month committed order book for products and services of $30.0 million at September 30, 2010.

We continue to expect to improve our cash used in operating activities in 2010 (excluding the cash used in operating activities of Dantherm Power) by 30% over our cash used in operating activities of $27.0 million in 2009, excluding adverse foreign exchange impacts of approximately $4.0 million as a result of the higher than anticipated Canadian dollar in 2010. However, timing impacts related to working capital requirements in support of the expected increased sales activity in the fourth quarter of 2010 and the first quarter of 2011 could result in increased pressures against this target.

A primary driver for this expected reduction in cash used in operations in 2010 is expected increases in gross margins as a result of the above 35% expected increase in revenues, combined with the full year benefit of our streamlined operating expense base as a result of the 20% workforce reduction initiated in August 2009 and the 7% workforce reduction initiated in March 2009. Our cash used in operating activities outlook for 2010 is based on our internal cash flow from operations forecast for the year and takes into account our actual cash used in operating activities in the first three quarters of 2010, our forecasted gross margin and working capital impacts related to the above revenue forecast, the costs of our current operating expense base, and assumes an average U.S. dollar exchange rate of 1.03 in relation to the Canadian dollar.

As expected, cash used in operating activities (excluding the cash used in operating activities of Dantherm Power and adverse foreign exchange impacts as a result of the higher than anticipated Canadian dollar) in the first three quarters of 2010 was higher in relation to our total year outlook primarily as a result of working capital impacts. Cash used in operating activities in the first three quarters of 2010 was negatively impacted by the payment of accrued 2009 annual employee bonuses (now paid in cash versus the prior year practice of settling through a dilutive treasury share distribution), accrued severance costs related to our 2009 workforce reductions, the buildup of inventory to support expected product shipments in the fourth quarter of the year, and by the timing of revenues and the related customer collections which are skewed towards the last half of the year.

With this expected performance trajectory in 2010, we continue to expect to be positioned for positive EBITDA performance during 2011.

Cash used in operating activities of Dantherm Power in 2010 and 2011 was expected to be limited to our total initial investment in Dantherm Power of 30.0 million Danish Kroner, or approximately $5.5 million, and the expected investment of Dantherm Power’s minority interest shareholder’s, Dantherm A/S and Danfoss A/S. However, as a result of higher than anticipated cash usage in 2010 as a result of delays in the timing of revenues and the timing of completion and market penetration of our new 5kW direct hydrogen backup system, a third tranche of funding is expected to be required in 2011. In order to reduce potential future funding requirements, Dantherm Power initiated cost reduction efforts in the third quarter of 2010 including a 25% workforce reduction (8 positions). As a result of these initiatives, we continue to expect Dantherm Power to be positioned for positive EBITDA performance during 2012.

OFF-BALANCE SHEET ARRANGEMENTS & CONTRACTUAL OBLIGATIONS

Periodically, we use foreign exchange contracts to manage our exposure to currency rate fluctuations and platinum forward purchase contracts to manage our exposure to platinum price fluctuations.

We record these contracts at their fair value as either assets or liabilities on our balance sheet. Any changes in fair value are recorded in our consolidated statements of operations. At September 30, 2010, we had outstanding platinum forward purchase contracts to purchase a total of $3.4 million of platinum at an average rate of $1,673 per troy ounce, resulting in an unrealized loss of $0.1 million.

On the closing of the transaction on March 9, 2010 to sell and then leaseback our head office facility for a period of 15-years, we entered into a new capital lease obligation with respect to the building component, and a new operating lease commitment related to the land component. As a result, we have updated our year end summary of contractual obligations and commercial commitments.

At September 30, 2010 we had the following contractual obligations and commercial commitments:

(Expressed in thousands of U.S. dollars)	Payments due by period,
Contractual Obligations	Total	Less than one year	1-3 years	4-5 years	After 5 years
Operating leases	$26,647	$2,437	$4,873	$5,095	$14,242
Capital leases	21,777	1,538	3,076	3,347	13,816
Asset retirement obligations	3,847	-	-	-	3,847
Total contractual obligations	$52,271	$3,975	$7,949	$8,442	$31,905

At September 30, 2010, there were no other significant changes in our contractual obligations and commercial commitments from those reported in our Management’s Discussion and Analysis for the year ended December 31, 2009.

RELATED PARTY TRANSACTIONS

Related parties include shareholders with a significant ownership interest in us, together with their subsidiaries and affiliates, our key management personnel, our equity-accounted investees, and our minority interest partners in Dantherm. Revenues and costs recognized from such transactions reflect the prices and terms of sale and purchase transactions with related parties, which are in accordance with normal trade practices. Related parties include Ebara Ballard Corporation and EBARA Corporation prior to the discontinuance of our operations in Ebara Ballard Corporation in May 2009; and Dantherm A/S and Danfoss A/S subsequent to the closing of the Dantherm Acquisition on January 18, 2010.

Related party transactions and balances are as follows:

(Expressed in thousands of U.S. dollars)	Three months ended September 30,		Nine months ended September 30,
Transactions with related parties	2010	2009	2010	2009
Revenues	$-	$-	$55	$380
Purchases	$265	$25	$1,031	$65
Net investments and advances	$-	$-	$-	$5,000

(Expressed in thousands of U.S. dollars)	At September 30,
Balances with related parties	2010	2009
Accounts receivable	$9	$-
Accounts payable and accrued liabilities	$267	$44

SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

The following table provides summary financial data for our last eight quarters:

	Quarter ended,
	Sep 30, 2010	June 30, 2010	Mar 31, 2010	Dec 31, 2009
Product and service revenue	$16,528	$15,526	$11,882	$16,516
Engineering development revenue	-	-	-	-
Total revenue	$16,528	$15,526	$11,882	$16,516
Net income (loss)	$(5,610)	$(10,851)	$(10,045)	$25,634
Net income (loss) per share, basic and diluted	$(0.07)	$(0.13)	$(0.12)	$0.31
Weighted average common shares outstanding (000’s)	84,128	84,127	84,012	83,974

	Sep 30, 2009	June 30, 2009	Mar 31, 2009	Dec 31, 2008
Product and service revenue	$9,047	$13,075	$8,084	$18,605
Engineering development revenue	-	-	-	296
Total revenue	$9,047	$13,075	$8,084	$18,901
Net income (loss)	$(11,352)	$1,583	$(19,123)	$(19,161)
Net income (loss) per share, basic and diluted	$(0.14)	$0.02	$(0.23)	$(0.23)
Weighted average common shares outstanding (000’s)	83,955	83,941	82,662	82,116

Summary of Quarterly Results:  There were no significant seasonal variations in our quarterly results. Variations in our net income (loss) for the above periods were affected primarily by the following factors:

•
Product and service revenues: Variations in fuel cell product and service revenues reflect the timing of our customers’ fuel cell vehicle, bus and field cell product deployments. Variations in fuel cell service product and service revenues also reflect the timing of work performed and the achievements of milestones under long-term fixed price contracts. Product revenues in the second quarter of 2009 and the fourth quarter of 2008 were positively impacted by the shipments of fuel cell bus modules related to the B.C. Transit 2010 Olympic fuel cell bus program totaling $6.0 million in each of those quarters. Product and service revenues also include the consolidated results of Dantherm Power as of the date of acquisition of January 18, 2010.

•
Engineering development revenue: Variations in engineering development revenue reflect the timing of work performed and the achievement of milestones under the 1kW residential cogeneration fuel cell development program (prior to its completion in the third quarter of 2008) and from certain fuel cell bus programs.

•
Operating expenditures: Operating expenses have declined in the first two quarters of 2010 and the last three quarters of 2009 as a result of the 20% workforce reduction initiated in August 2009 and the 7% workforce reduction initiated in March 2009. Operating expenses also include restructuring and related expenses of $4.8 million in the third quarter of 2009 and $1.4 million in the first quarter of 2009 as a result of the above workforce reduction initiatives. Operating expenses also include the impact of changes in the value of the Canadian dollar, versus the U.S. dollar, on our Canadian dollar denominated expenditures. Operating expenses also include the consolidated results of Dantherm Power as of the date of acquisition of January 18, 2010.

•
Depreciation and amortization: Depreciation and amortization expense has been impacted in the first three quarters of 2010 as a result of the acquisition of intangible assets in Dantherm Power, and the subsequent amortization over a 5-year period. Depreciation and amortization expense increased in the fourth quarter of 2009 due an acceleration of amortization expense of $2.5 million for patents that were no longer in use.

•
Investment and other income:  Investment and other income include foreign exchange gains (losses), investment income, curtailment and mark to market gains (losses) on our employee future benefit plans, and other income. Foreign exchange gains (losses) have varied in each quarter due to fluctuations in the Canadian dollar, relative to the U.S. dollar, on our Canadian dollar-denominated cash and short-term investments, and on our outstanding foreign exchange contracts to buy or sell Canadian dollars. Investment income has continually declined for the last eight quarters due to declines in interest rates and due to changes in our cash equivalents and short-term investment portfolios. Investment and other income in the fourth quarter of 2009 was positively impacted by a $1.1 curtailment gain resulting from a freeze in future benefits of a defined benefit pension plan applicable for our current and former employees in the United States.

•	Loss on disposal and write-down of long-lived assets: The net loss for the fourth quarter of 2008 was negatively impacted by a $3.0 million write-down of our investment in Chrysalix.

•
Gain on sale of assets: The net loss for the third quarter of 2010 and the net income for the fourth quarter of 2009 were positively impacted by gains on the monetization of the AFCC / Ford Share Purchase Agreement of $4.8 million and

$34.3 million, respectively.

•
Equity income (loss) of associated companies: The net income for the second quarter of 2009 was significantly impacted by a $10.8 million gain recorded on the discontinuance of operations in Ebara Ballard Corporation, representing the reversal of our historic recorded equity losses in Ebara Ballard Corporation in excess of our net investment in Ebara Ballard Corporation at that time. Net income (loss) for the first quarter of 2009 and the fourth quarter of 2008, was impacted by equity losses in Ebara Ballard Corporation ranging from approximately $1.0 million to $3.0 million, respectively, per quarter.

RISKS & UNCERTAINTIES

Business risks and uncertainties related to product development, competitive and regulatory environments, economic and industry risk factors are described in detail in our 2010 Annual Information Form. The following additional risk has been identified during the first quarter of 2010.

•
We could be adversely affected by risks associated with acquisitions: In addition to the risks applicable below as a result of our acquisition of Dantherm Power in the first quarter of 2010, we may in future, seek to expand our business through acquisitions. Any such acquisitions will be in part dependent on management’s ability to identify, acquire and develop suitable acquisition targets in both new and existing markets. In certain circumstances, acceptable acquisition targets might not be available. Acquisitions involve a number of risks, including: (i) the possibility that we, as successor owner, may be legally and financially responsible for liabilities of prior owners; (ii) the possibility that we may pay more than the acquired company or assets are worth; (iii) the additional expenses associated with completing an acquisition and amortizing any acquired intangible assets; (iv) the difficulty of integrating the operations and personnel of an acquired business; (v) the challenge of implementing uniform standards, controls, procedures and policies throughout an acquired business; (vi) the inability to integrate, train, retrain and motivate key personnel of an acquired business; and (vii) the potential disruption of our ongoing business and the distraction of management from our day-to-day operations. These risks and difficulties, if they materialize, could disrupt our ongoing business, distract management, result in the loss of key personnel, increase expenses and otherwise have a material adverse effect on our business, results of operations and financial performance.

For additional information relating to Ballard, please see our Annual Information Form and other filings with Canadian (www.sedar.com) and U.S. (www.sec.gov) securities regulatory authorities. These documents are also available on our website at www.ballard.com.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

Our disclosure controls and procedures are designed to provide reasonable assurance that relevant information is gathered and reported to senior management, including the Chief Executive Officer and the Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosures. We have also designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP. During the three and nine months ended September 30, 2010, there were no material changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

As Dantherm Power was acquired in the last 365 days, we have limited the scope of our design of disclosure controls and procedures and internal controls over financial reporting to exclude controls, policies and procedures of Dantherm Power. Summary financial information of Dantherm Power consolidated in our nine months ended September 30, 2010 consolidated financial statements include:

SELECTED DANTHERM POWER FINANCIAL INFORMATION

Nine months ended September 30 (Expressed in thousands of U.S. dollars)
2010
Revenues	$1,485
Net loss	$(6,210)
EBITDA	$(6,091)
Cash used by operating activities	$(6,315)
Cash, cash equivalents and short-term investments	$1,196
Total assets	$12,734

NON-GAAP MEASURES

We use certain non-GAAP measures to assist in assessing our financial performance and liquidity. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. A description of non-GAAP measures for the periods indicated are as follows:

EBITDA measures our net loss after excluding interest expense, income tax expense or recovery, depreciation of property, plant and equipment, amortization of intangible assets, and goodwill impairment charges. EBITDA includes the impact attributable to our controlling interest in Dantherm Power. We believe EBITDA assists investors in assessing our actual and future performance. See the Financial Overview section for a reconciliation of EBITDA to our consolidated financial statements.